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                            December 22, 2021

       Zhuangkun He
       Chief Executive Officer
       Ucommune International Ltd
       Floor 8, Tower D
       No.2 Guang Hua Road
       Chaoyang District , Beijing
       People   s Republic of China , 100026

                                                        Re: Ucommune
International Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed December 3,
2021
                                                            File No. 333-257664

       Dear Mr. He:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2021 letter.

       Amendment No. 3 to Form F-1 filed December 3, 2021

       Cover page

   1. Where you discuss how cash can be transferred, provide cross-references to the condensed consolidating schedule
and the consolidated financial statements.
       Prospectus Summary, page 1

   2. We note your disclosure in response to comments 2 and 9. Please revise your discussion on pages 5 and 51 to
disclose the basis for your statement "We believe that currently we are not required to
obtain any licenses, approvals, or permissions from PRC government
 Zhuangkun He
Ucommune International Ltd
December 22, 2021
Page 2
         authorities...to offer securities to foreign investors..." Provide similar disclosure for your discussion in the first and third paragraphs under "Although we believe that PRC government approval is not required for this offering, PRC government authorities could reach a different conclusion..." on page 64.
3. We note your revised disclosure in response to comment 2. We re-issue this comment with respect to our request that you provide disclosure that explains the consequences to you and your investors if you, your subsidiaries, or the VIEs have inadvertently concluded that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risks Related to Our Corporate Structure, page 11

4. We note your revised disclosure in response to comment 4. With respect to the risks you discuss here and that were identified in our prior comment 5, please provide cross-
         references to the individual risk factors that discuss the risks in greater detail.
Risks Relating to Doing Business in China, page 12

5. We note your revisions in response to prior comment 5 and your acknowledgement that you are "subject to restrictions on foreign exchange and [y]our ability to transfer cash between entities, across borders, and to US investors" and that "before providing loans to
         [y]our onshore entities...[you] are required to make filings about details of the loans..."
         Elaborate upon these statements to explain these restrictions and filing requirements, and explain how they apply to the US$60 million interest-free loan made earlier this year.
6. Where you discuss the Holding Foreign Companies Accountable Act, revise to update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Disclose whether your auditor is subject to the determinations announced by the PCAOB. Summary Condensed Combined and Consolidated Financial Statement Information of Parent,
VIEs and non-VIEs, page 22
FirstName LastNameZhuangkun He
7. Please provide condensed combined and consolidated financial statement information as
Comapany   NameUcommune
       of and                  International
              for the six months  ended JuneLtd
                                             30, 2021. In addition, revise the
balance sheet
       information
December   22, 2021toPage
                       include
                           2 shareholders' equity for all periods presented.
FirstName LastName
 Zhuangkun He
FirstName
UcommuneLastNameZhuangkun        He
           International Ltd
Comapany22,
December  NameUcommune
              2021           International Ltd
December
Page 3    22, 2021 Page 3
FirstName LastName
8. Regarding your roll-forward of the investment in subsidiaries and VIEs line item, please address the following:
             Provide a rollforward for all periods presented. Also, include separate columns for
             the parent, VIEs    subsidiaries and non-VIEs    subsidiaries.
             Include a rollforward of your intercompany accounts.
             Add a footnote to the rollforward to provide a brief analysis of the amounts presented to enable an investor to understand the nature of and purposes for the transactions.
             Confirm to us that amounts disclosed are presented on a gross basis.
The Chinese government exerts substantial influence..., page 50

9. Update your disclosure to acknowledge that on November 14, 2021, the CAC released the draft Network Data Security Management Regulations, summarize the content of the draft and discuss how the regulations could impact your operations.
       You may contact Stacey Peikin at 202-551-6223 or Mara Ransom at 202-551-3264 if you
have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services